FORM OF
EXPENSE LIMITATION AGREEMENT
FREE ENTERPRISE ACTION FUND
series of
VARIABLE INSURANCE FUNDS

This EXPENSE LIMITATION AGREEMENT, effective as of June 30, 2004 is by and between Action Fund Management, LLC (the "Adviser") and Variable Insurance Funds (the "Trust"), on behalf of its Free Enterprise Action Fund (the "Fund").

WHEREAS the Trust is a trust organized under Massachusetts law, and is registered under the Investment Company Act of 1940 (the "1940 Act") as an open-end management company of the series type (the Fund being a series of the Trust); and

WHEREAS the Trust and the Adviser have entered into an Investment Advisory Agreement dated effective June 30, 2004 ("Advisory Agreement), pursuant to which the Adviser provides investment advisory services to the Fund for compensation based on the value of the average daily net assets of the Fund; and

WHEREAS the Trust and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain the expenses of the Fund at a level below the level to which the Fund might otherwise be subject;

NOW, THEREFORE, the parties to this Agreement acknowledge and agree to the following:

1. Expense Limitation

1.1 Operating Expense Limit. The maximum Operating Expense Limit in any year with respect to the Fund is the amount specified in Schedule A, which is based on a percentage of the average daily net assets of the Fund.

1.2 Applicable Expense Limit. To the extent that the aggregate expenses incurred by the Fund in any fiscal year (referred to as "Portfolio Operating Expenses") exceed the Operating Expense Limit, the excess amount ("Excess Amount") will be the liability of the Adviser. Portfolio Operating Expenses may include, but are not limited to, investment advisory fees of the Adviser. Portfolio Operating expenses do not include interest, taxes, brokerage commissions, other expenditures capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of the Fund's business.

1.3 Method of Computation. To determine the Adviser's liability with respect to the Excess Amount, each month the Portfolio Operating Expenses for the Fund will be annualized as of the last day of the month. If the annualized Portfolio Operating Expenses of the Fund exceed the Operating Expense Limit of the Fund for the month, the Adviser will remit to the Fund an amount sufficient to reduce the annualized Portfolio Operating Expenses Limit.

1.4 Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an annual adjustment payment will be made by the appropriate party in order that the amount of the investment advisory fees waived or reduced by the Adviser, as well as other payments remitted by the Adviser to the Fund with respect to adjustments made to the Portfolio Operating Expenses for the previous fiscal year, shall equal the Excess Amount.

2. Reimbursement of Fee Waivers and Expense reimbursements

2.1 Reimbursement. If during any quarter in which the Advisory Agreement is still in effect, the estimated aggregate Portfolio Operating Expenses of the Fund for the quarter are less than the Operating Expense Limit for that quarter, the Adviser will be entitled to reimbursement of fees waived or remitted by the Adviser to the Fund pursuant to Section 1 of this Agreement. The total amount of reimbursement recoverable by the Adviser (the "Reimbursement Amount") is the sum of all fees previously waived or remitted by the Adviser to the Fund during any of the previous three (3) years, pursuant to Section 1 of this Agreement, less any reimbursement previously paid by the Fund to the Adviser with respect to any waivers, reductions, and payments made with respect to the Fund. The Reimbursement Amount may not include any additional charges or fees, such as interest accruable on the Reimbursement Amount.

2.2 Board Approval. No Reimbursement Amount will be paid to the Adviser in any fiscal quarter unless the Trust's Board of Trustees has determined that a reimbursement is in the best interest of the Fund and its shareholders. The Trust's Board of Trustees will determine quarterly in advance whether any Reimbursement Amount may be paid to the Adviser during the quarter.

3. Term and Termination of Agreement.

This Agreement with respect to the Fund listed in Schedule A will continue in effect until April 30, 2006, and from year to year thereafter provided that each continuance is specifically approved by a majority of the Trustees of the Trust who (i) are not "interested persons" of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement ("Independent Trustees"). Nevertheless, this Agreement may be terminated by either party to the Agreement, without payment of any penalty, upon ninety (90) days prior written notice to the other party at its principal place of business. Action to terminate the Agreement must be authorized by resolution of a majority of the Independent Trustees of the Trust or by a vote of a majority of the outstanding voting securities of the Trust.

4. Miscellaneous.

4.1 Captions. The captions in this Agreement are included for convenience of reference only and do not define or delineate any of the provisions of the Agreement, or otherwise affect their construction or effect.

4.2 Interpretation. Nothing in this Agreement requires the Trust or the Fund to take any action contrary to the Trust's Declaration of Trust, Bylaws, or any applicable statutory or regulatory requirement to which the Trust or Fund is subject, nor does this Agreement relieve or deprive the Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

4.3 Definitions. Any questions of interpretation of any term or provision of this Agreement has the same meaning and is to be resolved by reference to, the 1940 Act and the Advisory Agreement between the parties.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective duly authorized officers, and have caused their respective corporate seals to be affixed to this Agreement as of the day and year first above written.

VARIABLE INSURANCE FUNDS

By: _____________________________

ACTION FUND MANAGEMENT, LLC

By: ____________________________
Steven J. Milloy
Managing Director

SCHEDULE A

EXPENSE LIMITATION AGREEMENT
FREE ENTERPRISE ACTION FUND

series of

VARIABLE INSURANCE FUNDS

OPERATING EXPENSE LIMITS

This Agreement relates to the following Fund of the Trust:

Name of Fund	Maximum Operating Expense Limit (as a percentage of average net assets)

Free Enterprise Action Fund	2.00%